Commonwealth Capital Corp.
Brandywine One Building, Suite 200
2 Christy Drive
Chadds Ford, PA 19317
March 5, 2007
VIA EDGAR
Securities and Exchange Commission
Attn: Brigitte Lippmann, Esq.
450 Fifth Street, N.W.
Washington D.C. 20549-0409

RE:	Commonwealth Income & Growth Fund VI (“CIGF6”) Registration Statement on Form S-1/A, SEC File No. 333-131736 Filed February 16, 2007 Acceleration Request
Ms. Lippmann:
     In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request on behalf of CIGF6 the acceleration of the effective date of CIGF6’s Pre-effective Amendment No. 6 to the Registration Statement on Form S-1/A filed on February 16, 2007, so that it may become effective at 10:00 a.m. on Tuesday, March 6, 2007, or as soon thereafter as may be practicable.
     The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the public offering of the securities covered by the above-referenced Registration Statement. CIGF6 also states the following with respect to the Registration Statement:
     1. CIGF6 acknowledges that the disclosure in the Registration Statement is the responsibility of CIGF6. CIGF6 represents to the Commission that should the Commission or the Staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement and CIGF6 represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     2. CIGF6 further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve CIGF6 from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

Brigitte Lippmann, Esq.
March 5, 2007

     Please direct any questions or concerns to the undersigned at (610) 594-9600.

COMMONWEALTH CAPITAL CORP.
By:	/s/ Richard G. Devlin
Richard G. Devlin,
Vice President and General Counsel

cc:	Kimberly A. Springsteen Kevin A. Christmas, Esq.